SCHEDULE 13D/A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment #:  1)

FANSTEEL INC.

(Name of Issuer)

Common Stock (Par Value $0.01 per Share)

(Title of Class of Securities)

307260208

(CUSIP Number)

Curtis J. Zamec, II (Curt)
10920 North Beechwood Drive
Mequon, WI 53092 U.S.A
Telephone: (262) 385-3006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 307260208	PAGE 2 OF 6

1	NAME OF REPORTING PERSON Curtis J. Zamec, II (Curt) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 353,589
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 353,589
	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.34%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP NO. 307260208	PAGE 3 OF 6

Item 1: Security and Issuer

This Schedule 13D/A Amendment No. 1 (the “Statement”) relates to the Common Stock, par value $0.01 per share, (the “Common Stock”) of Fansteel Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 570 Lake Cook Road, Suite 200, Deerfield, Illinois, 60015.

Item 2: Identity and Background

(a)	Curtis J. Zamec, II (Curt)
(b)	The Reporting Person’s business address is 10920 North Beechwood Drive, Mequon, WI, 53092.
(c)
The Reporting Person is the Principal of Prism Industrial, LLC.  Prism Industrial, LLC is a specialty consulting firm that works with manufacturing companies to substantively improve operating performance and long term stakeholder value.  Areas of focus include unlocking and sustaining value by improving customer service (quality, lead-time and delivery), maximizing profit and cash drop through (lean implementation, policy/strategy deployment and six sigma) and footprint optimization (make-buy strategy development and implementation, product line and facility relocation/closure).

(d)	The Reporting Person has not been charged or convicted in a criminal proceeding, excluding minor traffic violations.
(e)
The Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding of any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3: Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns 353,589 shares of Common Stock (the “Shares”).  All Shares were purchased with personal funds for an aggregate purchase price of $268,532.98, an average of $0.76 per share.

Item 4: Purpose of Transaction(s)

The Reporting Person acquired the Shares for investment purposes believing them to be undervalued.  The Reporting Person may discuss Company matters with various parties including management, directors, shareholders and/or Company advisors. Such matters may include finances, operations, corporate governance, control, board composition, capitalization, corporate charter, by-laws, listing and delisting, sale, merger or divestiture and/or other matters. Curtis J. Zamec, II (Curt) and/or Prism Industrial, LLC may acquire additional Shares or sell some or all of the Shares in one or more open market or privately negotiated transactions. It is conceivable that any such discussions or additional purchases of Shares could result in a change of control of the Company.

Item 5: Interest in Securities of the Issuer

(a)
The Reporting Person is the beneficial owner of the Shares.  Based upon the Company’s Annual Report on Form 10-K for the period ending December 31, 2007, the Shares represent approximately 10.34% of the total number of outstanding Shares of Common Stock.

(b)	The Reporting Person has complete voting and dispositive power over the Shares.
(c)
Schedule I to this Statement sets forth the transactions in the Common Stock which were effected during the sixty day period ending May 15, 2008.  All transactions were effected in the open market unless otherwise noted on Attachment I.

(d)	N.A
(e)	N/A

SCHEDULE 13D/A

CUSIP NO. 307260208	PAGE 4 OF 6

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7: Material to be Filed as Exhibits

Attachment I:  Transactions Completed during the Past Sixty Days
Attachment II:  Letter to the Company dated May 15, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008	/s/ Curtis J. Zamec, II

SCHEDULE 13D/A

CUSIP NO. 307260208	PAGE 5 OF 6

Attachment I: Transactions Completed during the Past Sixty Days

DATE	DESCRIPTION	QUANTITY
3/3/2008	Bought 100 FELI @ 1	100
3/11/2008	Bought 1000 FELI @ 0.5	1,000
3/13/2008	Bought 1000 FELI @ 0.4	1,000
3/13/2008	Bought 491 FELI @ 0.35	491
3/17/2008	Bought 5000 FELI @ 0.45	5,000
3/19/2008	Bought 4509 FELI @ 0.45	4,509
3/19/2008	Bought 4800 FELI @ 0.45	4,800
3/20/2008	Bought 10000 FELI @ 0.5	10,000
3/20/2008	Bought 5200 FELI @ 0.43	5,200
4/3/2008	Bought 13375 FELI @ 0.4	13,375
4/4/2008	Bought 3500 FELI @ 0.4	3,500
4/9/2008	Bought 30100 FELI @ 0.55	30,100
4/9/2008	Bought 100 FELI @ 0.42	100
4/9/2008	Bought 10000 FELI @ 0.47	10,000
4/9/2008	Bought 10000 FELI @ 0.52	10,000
4/9/2008	Bought 25602 FELI @ 0.65	25,602
4/9/2008	Bought 20000 FELI @ 0.55	20,000
4/9/2008	Bought 30100 FELI @ 0.513	30,100
4/10/2008	Bought 18200 FELI @ 0.35	18,200
4/10/2008	Bought 5602 FELI @ 0.65	5,602
4/14/2008	Bought 10000 FELI @ 0.8	10,000
4/14/2008	Bought 10000 FELI @ 0.55	10,000
4/16/2008	Bought 50600 FELI @ 1.15	50,600
4/17/2008	Bought 212 FELI @ 1.25	212
4/18/2008	Bought 1919 FELI @ 1.15	1919
4/18/2008	Sold 2516 FELI @ 1.65	-2,516
5/1/2008	Sold 115 FELI @ 1.75	-115
5/7/2008	Bought 220 FELI @ 0.5	220
5/14/2008	Bought 62 FELI @ 1.1	62
5/14/2008	Bought 84528 FELI @ 1.15 (Private)	84,528

	Total Shares Held:	353,589
	Percent of Class:	10.34%
	Average Price Paid:	$0.76

SCHEDULE 13D/A

CUSIP NO. 307260208	PAGE 6 OF 6

Attachment II: Letter to the Company dated May 15, 2008

PRISM INDUSTRIAL, LLC

May 15, 2008	Via: Facsimile and FedEx

10920 North Beechwood Drive
Mequon, Wl 53092

Mr. J.R. Parker, Chairman of the Board	Mr. Gary L. Tessitore, Chief Executive Officer
c/o FANSTEEL INC.	FANSTEEL INC.
570 Lake Cook Road, Suite 200	570 Lake Cook Road, Suite 200
Deerfield, IL 60015	Deerfield, IL 60015

Mr. Parker and Mr. Tessitore,

It is my understanding that Fansteel Inc. is seeking to divest the Wellman Dynamics business unit. If a marketing and / or sales process has begun, I respectfully request such efforts be discontinued immediately.

The Wellman Dynamics business unit is highly strategic and tactically important to the Company. Further, it is very unlikely that any proceeds to be realized will be sufficient to satisfy the many obligations of the Company therefore leading to other more catastrophic liquidity and on-going business consequences.

Respectfully and individually,

/s/ Curtis J. Zamec
Curtis J. Zamec, II (Curt)
(P) 262-385-3006
(E) curt.zamec@prism-industrial.com

cc:	Mr. Jeffrey G. Vogelsang, Director (via FedEx c/o Fansteel Inc.)
Mr. David A. Groshoff, Director (via FedEx c/o Fansteel Inc.)
Mr. R. Michael McEntee, Director, Vice President and CFO (via FedEx and Facsimile)
Mr. Leonard Levie, Significant Shareholder (via Email)
Mr. Brian Cassady, Significant Shareholder (via Email)